UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)

Jack Henry & Associates, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

426281-10-1
(CUSIP Number)

Michael E. Henry, 663 Highway 60, Monett, Missouri 65708 (417) 235-6652
(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

CUSIP No. 426281-10-1	SCHEDULE 13D	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JKHY Partners IRS# [ ]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.		TYPE OF REPORTING PERSON PN

*On May 30, 2007, this reporting person was dissolved, is no longer a member of a group pursuant to Rule 13d-5, and is no longer required to report pursuant to Rule 13d-2(a). This reporting person's 2,240,200 shares have been distributed to its partners.

CUSIP No. 426281-10-1	SCHEDULE 13D	Page 3 of 6 Pages

1.		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Henry IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

4,639,765 including 1,120,100 owned individually, 313,347 owned by Mike Henry Annuity Trust, 2,404,100 held in trust by Eddina F. Mackey, 2,218 allocated to his account under the Company's retirement plan, 400,000 in stock options, and 400,000 held by the Henry Family Limited Partnership.

	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,522,318 including 1,120,100 owned individually, 2,218 allocated to his account under the Company's retirement plan, and 400,000 in stock options.
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,639,765
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 426281-10-1	SCHEDULE 13D	Page 4 of 6 Pages

1.		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vicki Jo Henry IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,120,100
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,120,100
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,100
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.		TYPE OF REPORTING PERSON IN

*As of May 30, 2007, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 426281-10-1	SCHEDULE 13D	Page 5 of 6 Pages

Pursuant to Rule 13d-2(a), this Amendment No. 3 amends the Schedule 13D dated August 31, 2000, previously filed by JKHY Partners, Michael E. Henry and Vicki Jo Henry with respect to the common stock, par value $.01 per share (the "Common Stock") of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in Schedule 13D, unless otherwise noted.

Item 2.     Identity and Background

On May 30, 2007, JKHY Partners was dissolved. As a result, JKHY Partners is no longer a member of a group. The 2,240,200 shares belonging to JKHY Partners has been distributed pro rata to its partners. Vicki Jo Henry is no longer a member of the group.

Item 5.      Interest in Securities of the Issuer

JKHY Partners previously held 2,240,200 shares of Common Stock, representing 2.5% of the outstanding Company Common Stock. Upon the distribution of the shares of Common Stock and the subsequent dissolution of JKHY Partners, the partnership is now deemed to beneficially own no shares of Common Stock. JKHY Partners has distributed its shares pro rata to its partners, Michael E. Henry, Vicki Jo Henry and Genea, LLC, a Colorado limited liability company controlled by Vicki Jo Henry.

Michael E. Henry now beneficially owns a total of 4,639,765 shares of Common Stock, representing 5.2% of the outstanding Common Stock, over which he has sole voting power. Included in this amount are 1,120,100 shares (representing about 1.2% of the outstanding Company Common Stock) owned individually, 2,218 shares allocated to Michael E. Henry's account under the Company retirement plan (less than 1%), and 400,000 shares in stock options (less than 1%). He has the power to direct the manner in which the trustees of the retirement plan are to vote such shares of Common Stock and, under certain circumstances, to direct said trustees as to the disposition of such shares of Common Stock. Also included in the amount are 313,347 shares (less than 1%) held in trust by the Mike Henry Annuity Trust, 2,404,100 shares (2.7%) held in trust by Mr. Henry's mother, Eddina F. Mackey and 400,000 shares (less than 1%) held by the Henry Family Limited Partnership. With respect to the shares held by his mother's trust, although he has been granted a proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the trust has retained dispositive power over the shares. With respect to the shares held by the Henry Family Limited Partnership, Michael E. Henry may be deemed to beneficially own such shares because he has been granted a proxy to vote such shares.

Vicki Jo Henry now beneficially owns a total of 1,120,100 shares of Common Stock, representing 1.2% of the outstanding Common Stock, over which she has sole voting power.

CUSIP No. 426281-10-1	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 30, 2007.

/s/ Michael E. Henry
Michael E. Henry

/s/ Vicki Jo Henry
Vicki Jo Henry

/s/ Michael E. Henry
By: Michael E. Henry
Its: General Partner